

Mail Stop 4546

September 30, 2016

Via E-mail
Mr. Bassam Damaj
President and Chief Executive Officer
Innovus Pharmaceuticals, Inc.
9171 Towne Centre Drive, Suite 440
San Diego, California 92122

Re: Innovus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-52991

Dear Mr. Damaj:

We have limited our review to only your financial statements and related disclosures and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or advise us as soon as possible, when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Notes to the Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies
Revenue Recognition and Deferred Revenue, page F-12

1. Please clarify your accounting policy with respect to eligible milestone payments under your various license agreements. In this regard, your accounting policy disclosure indicates that you do not apply the milestone method under ASC 605-28, as the milestones are sales-based and are not based on the vendor's performance. However, in Note 2, you specifically disclose the application of the milestone method to at least two of your license agreements – CRI and Sothema Laboratories. As part of your response, please explain how you determined whether such sales-based milestones meet the definition of a milestone in ASC 605-28.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountant Frank Wyman at (202) 551-3660 or Accounting Branch Chief, Angela Connell at (202) 551-3426, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance